UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under
Securities Exchange Act of 1934.

Yes ____ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

Item 1. News release issued by Masisa S.A. on October 27, 2005:

NEWS RELEASE

For further information contact:
Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 350-6038	+1 (212) 406-3690/1
paul.white@masisa.com	Masisa@i-advize.com
www.masisa.com

MASISA S.A. ANNOUNCES FORESTRY ACQUISITIONS

  Masisa’s Board approves the acquisition of minority interests in its subsidiaries Forestal Tornagaleones S.A. and Forestal Argentina S.A.

Santiago, Chile, October 27, 2005 -- MASISA S.A. (NYSE: MYS) (“Masisa” or “the Company”) announced that at the Company’s Board of Directors’ meeting held yesterday, the Board approved an investment of up to US$59.2 million in cash for the purchase of minority interests in its subsidiaries Forestal Tornagaleones S.A. (“FTG”) and Forestal Argentina S.A. (“FASA”).

The details of the transactions agreed upon by the Board of Directors are as follows:

1)	The acquisition of 34.45% of FTG’s common equity shares from Opers International Timber Fund IA, LP for US$29.9 million.

2)	The acquisition of 29.15% of FASA’s common equity shares from Xylem Chile Limited for US$14.5 million.

3)	A purchase offer for the remaining common equity shares of FTG and FASA from the remaining minority shareholders in these two companies for US$14.7 million.

Currently, Masisa owns 60.45% of FTG and FTG owns 50.1% of FASA. Upon completion of the above mentioned transactions, Masisa would control 100% of FTG and FASA, which is in accordance with the Company’s investment plan. The closing of the purchase of these minority interests is expected to occur on or about November 15, 2005.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on October 27, 2005:

Ref.:	IMPORTANT EVENT
Masisa S.A.
Listed Company
Chilean Securities Registration No. 825

Santiago, October 27, 2005

Mr.
Alejandro Ferreiro Y. Superintendent
Superintendencia de Valores y Seguros

To whom it may concern:

In accordance with Article 9 and Article 10 clause 2 of the Chilean Securities Law N° 18.045 and with General Regulation 30 of the Chilean Securities Commission (Superintendencia de Valores y Seguros), and duly authorised, I inform as essential information that in the extraordinary Board of Directors Meeting of MASISA S.A. (“Masisa”) held yesterday, the following acts and agreements were approved:

1. - Promise of sale and purchase of shares; Masisa shall purchase 9,987,400 shares from the Chilean Society Forestal Tornagaleones S.A. (“FTG”) owned by Opers International Timber Fund IA, LP (formerly known as Xylem Fund IA, LP), representing 34.45% of the share capital of FTG. The amount agreed for these shares is USD$29,890,000, equivalent to USD 2.992771 per each share, to be paid cash at the time when the agreement is signed, being this no later than 15th November 2005. FTG is a forestry subsidiary of Masisa, which owns approximately 60.45% of FTG.

2.- Masisa offers to purchase 1,476,662 shares from FTG owned by the Chilean Society CBM-Prime S.A., Administradora de Fondos de Inversión CBM Prime (“CBM Prime”), representing 5.09% of the Share Capital of FTG. Each share shall be paid cash at the price of USD$2.992771. The offer is valid for 15 consecutive days as from the 26th October 2005. If CBM Prime shall accept this offer, such society and Masisa shall sign the corresponding Sales-Purchase Agreement for the aforementioned shares no later than 15th November, 2005.

3. - Promise of sale and purchase of shares; Masisa shall directly or through its subsidiary FTG, purchase 13,445,455 shares owned by the Argentinean society Forestal Argentina S.A. (“FASA”), property of Xylem Chile Limited, representing 29.15% of the Share Capital of FASA, at the total price of US$14,520,000 equivalent to US$ 1.07992 per share, to be paid cash at the time when the agreement is signed, being this no later than 15th November 2005. FASA is a forestry subsidiary of FTG which owns approximately 50.1% of FASA.

Whereas, pursuant to the Shareholders Agreement signed by FTG, Xylem Chile Limited and the remaining shareholders of FASA, Xylem Chile has sent a Notice of Transfer of Shares addressing an invitation to all FASA’s Shareholders to jointly sell the full amount of the percentage of shares they own from FASA to Masisa, at the same price and terms of payment agreed with Masisa. This invitation shall be accepted by the addressees through a written communication to be sent to Xylem Chile Limited, within a 15-day-period as from the date of such Notice of Transfer. The remaining FASA’s Shareholders shall be able to decide whether they shall purchase from Xylem Chile Limited paying 5% over the price offered by Masisa or whether they shall they shall keep their shares participation. Considering the aforementioned, the promise of sale and purchase of shares set forth in number 3 is partially subject to the result of the responses from the remaining FASA’s Shareholders.
The agreements and documents set forth in former numbers 1, 2 and 3 were signed by the parties on the 26th October 2005.

The aforementioned transactions are communicated as essential information taking into consideration their amount and the beneficial expectations that Masisa holds in the future development of the forestry business where FTG and FASA participate.

Sincerely,

     Patricio Reyes Urrutia
Corporate General Counsel
Masisa S.A.

C.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masisa S.A.

By:
Date: October 28, 2005		/s/ Patricio Reyes

Patricio Reyes
General Counsel